Stevens & Lee
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P.O. Box 679
Reading, PA 19603-0679
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November 15, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shiner International, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed October 11, 2011
File No. 333-172455

Dear Ladies and Gentlemen:

On behalf of Shiner International, Inc. (the “Company”), we respond as follows to the oral comments received by the undersigned on November 4, 2011 (the “Oral Comments”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Registration Statement on Form S-1, as amended (the “Form S-1”).  Please note that, for the Staff’s convenience, we have recited the Staff’s comment in italics below and provided the Company’s response immediately thereafter.

Cover Page and the Prospectus Summary on page 3 of Form S-1

1.
Please revise the references on each of the cover page and page 3 to the location of the Risk Factors disclosure to correctly state that the Risk Factors are incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

The Company has revised the references to the location of the “Risk Factors” disclosure throughout the Form S-1 to correctly indicate that the Risk Factors are set forth in Item 1A of the Annual Report on Form 10-K for the year ended December 31, 2010 (“2010 Annual Report”) beginning on page 14 of that document.

2.
Please revise the disclosure (i) on page 4 of the Form S-1 and (ii) Item 5 of the Company’s Annual Report on 10-K for the year ended December 31, 2010 to disclose receipt of notice from NASDAQ regarding the company’s failure to meet the minimum bid price required under the rules.

The Company has revised the disclosure under the heading Market for Common Stock and Related Stockholder Matters on page 4 of the Form S-1 and Part II, Item 5 - Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities on page 32 of the 2010 Annual Report to include the following disclosure:

On September 1, 2011, we received a letter from Nasdaq indicating that we had failed to maintain a minimum closing bid price of $1.00 over the then preceding 30 consecutive trading days for our common stock as required by Nasdaq Listing Rule 5550(a)(2) (the "Bid Price Rule"), and therefore, we were not in compliance with the Bid Price Rule as of September 1, 2011.

Securities and Exchange Commission	Page 2
November 15, 2011

The letter also disclosed that in the event that we do not regain compliance with the Bid Price Rule by February 28, 2012, we may be eligible for additional time. We would be required to meet certain continued listing requirements and the initial listing criteria for the Nasdaq Capital Market except for the bid price requirement and will need to provide written notice of our intention to cure our deficiency during the second compliance period.  If we meet these criteria, Nasdaq Staff will notify us that we have been granted an additional 180 day compliance period.  If we are not eligible for an additional compliance period, Nasdaq will provide us with written notification that our common stock will be delisted.  At that time, we can appeal Nasdaq’s determination to delist our common stock to a Nasdaq Hearings Panel.

3.
Please revise the disclosure under Item 1A of the Annual Report on Form 10-K for the year ended December 31, 2010 to add two additional risk factors – one relating to the receipt of notice from NASDAQ and the potential for delisting and one relating to the potential dilution of Shiner’s stock upon the exercise of convertible securities that may cause the price of Shiner’s stock to decline.

The Company has revised the disclosure under Part I, Item 1A – Risk Factors on page 30 of the 2010 Annual Report to include the following new risk factors:

If the price of our common stock continues to remain below $1.00 per share for a sustained period, our common stock may be delisted from the Nasdaq Capital Market.

Our common stock is currently traded on the Nasdaq Capital Market. The NASDAQ Capital Market imposes, among other requirements, listing maintenance standards including minimum bid and public float requirements. In particular, Nasdaq rules require us to maintain a minimum bid price of $1.00 per share of our common stock.  On September 1, 2011, we received a letter from The Nasdaq Stock Market (“NASDAQ”) stating that the minimum bid price of our common stock was below $1.00 per share for 30 consecutive business days and that we were therefore not in compliance with Marketplace Rule 5550(a)(2) (the “Bid Price Rule”). The notification letter stated that we had until February 28, 2012 to regain compliance with the Bid Price Rule. In accordance with Marketplace Rule 5810(c)(3)(a), to regain compliance the closing bid price of the our common stock must meet or exceed $1.00 per share for at least 10 consecutive business days.

If our common stock bid price does not meet Nasdaq’s minimum requirement to remain on the Nasdaq Capital Market, we may execute a reverse split, take other remedial actions, or elect to move back to the OTCBB, which is generally considered to be more “thin” and less liquid than trading on the Nasdaq’s Capital Market. However, a reverse split, moving to the OTCBB or other remedial actions could adversely impact our stock price and lead to a number of other negative implications, including reduced liquidity in our common stock, the loss of federal preemption of state securities laws, fewer business development opportunities and greater difficulty in obtaining financing.

Shares eligible for future sale may adversely affect the market for our common stock.

As of March 22, 2011, we had a significant number of convertible or derivative securities outstanding, including 60,000 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.25 per share and 521,664 shares of common stock issuable upon exercise of our outstanding warrants at a weighted average exercise price of $1.70 per share. If or when these securities are exercised into shares of our common stock, the number of our shares of common stock outstanding will increase. Increases in the number of our outstanding shares and any sales of shares could have an adverse effect on the trading activity and market price of our common stock.

In addition, from time to time, certain of our shareholders may be eligible to sell all, or a portion of, their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act of 1933, or under effective resale prospectuses. Any substantial sale of our common stock pursuant to Rule 144 or any resale prospectus may have an adverse effect on the market price of our securities.

Securities and Exchange Commission	Page 3
November 15, 2011

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours,

STEVENS & LEE

/s/ Jacquelyn A. Hart

Jacquelyn A. Hart